FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of Share Statement No. 9-2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on September 18, 2003.
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Exhibit 1
---------

                                                               [TORM LETTERHEAD]
                                                                ---------------

SHARE STATEMENT No. 9-2003

18 September 2003

Please below find the total shareholdings of all insiders and related parties, including the shareholding of the entire Board of Directors (including related parties) and the entire Executive Board of Directors (including related parties) pursuant to the Danish Securities Trading Act.

--------------------------------------------------------------------------------
      Securities code                Holding                 Market value
       DK0010281468                  (number)                    (DKK)

                             As of 16 september 2003    As of 16 september 2003
--------------------------------------------------------------------------------
Board of Directors                             4,979                 655,385.77
(incl. related parties)
--------------------------------------------------------------------------------
Executive Board of                             1,950                 256,678.50
Directors (incl.
related parties)
--------------------------------------------------------------------------------
All (incl. related parties)                1,164,399             153,269,840.37
--------------------------------------------------------------------------------

A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.:+45 39 17 92 00)
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)

Dated: September 29, 2003                By: /s/ Klaus Nyborg
                                         ---------------------------------------
                                         Klaus Nyborg
                                         Chief Financial Officer

03810.0001 #431584